                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. __ )/1/

                         Full Line Distributors, Inc.
                 ---------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
                  ------------------------------------------
                        (Title of Class of Securities)

                                  35967N 10 6
                  ------------------------------------------
                                (CUSIP Number)


                     Vincent Tyra, Chief Executive Officer
                               Broder Bros., Co.
                                45555 Port St.
                           Plymouth, Michigan 48170
                ----------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 July 9, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 15 Pages

                                 SCHEDULE 13D
CUSIP No. 35967N 10 6                                       Page 2 of 15 Pages

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

      Broder Bros., Co.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                   [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             2,606,595+
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,606,595+
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 61.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 35967N 10 6                                      Page 3 of 15 Pages


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

      FLD Acquisition Corp.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             2,606,595+
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,606,595+
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 61.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 35967N 10 6                                       Page 4 of 15 Pages


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

      Bain Capital Investors, LLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             2,606,595+
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,606,595+
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 61.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 35967N 10 6                                       Page 5 of 15 Pages


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

      Vincent Tyra
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             2,606,595+
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,606,595+
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 61.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 35967N 10 6                                       Page 6 of 15 Pages


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

      Todd Turkin
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             2,606,595+
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,606,595+
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 61.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 35967N 10 6                                       Page 7 of 15 Pages


* SEE INSTRUCTIONS BEFORE FILLING OUT!

+ On July 9, 2001, Broder Bros., Co. ("Broder Bros.") and FLD Acquisition Corp. (the "Purchaser") entered into a Stockholders' Agreement (the "Stockholders Agreement") with Mr. Isador E. Mitzner, the Chairman and Chief Executive Officer of Full Line Distributors, Inc. (the "Company"), and J. David Keller, the President and a Director of the Company (Messrs. Mitzner and Keller are collectively referred to herein as the "Executive Shareholders"). As of July 9, 2001, the Executive Shareholders owned an aggregate of 2,606,595 shares of Common Stock, no par value per share (the "Shares"), of the Company (the "Subject Shares) and held options to purchase an additional 125,000 Shares. Pursuant to the Stockholders Agreement, the Executive Shareholders have severally agreed to (a) accept the offer by the Purchaser, a wholly owned subsidiary of Broder Bros., to purchase all outstanding Shares at a price of $2.95 per Share, net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (2) (as amended or supplemented, the "Offer") with respect to all of the Shares of the Executive Shareholders and (b) to tender (or cause the record owner of such Shares to tender) and not withdraw all of their Shares into the Offer within 10 business days following the date of the Merger Agreement (as defined in the Offer to Purchase). Under the Stockholders Agreement, each Executive Shareholder has irrevocably and severally granted to, and appointed, Broder Bros., the Purchaser, Mr. Vincent Tyra, Chief Executive Officer and a Director of Broder Bros. and the Purchaser and Mr. Todd Turkin, President of Broder and the Purchaser, or any of them, in their respective capacities as officers of the Purchaser, and any individual who thereafter succeeds to any such office of the Purchaser, and each of them individually, such Executive Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Executive Shareholder, to vote such Executive Shareholder's Shares, or grant a consent or approval in respect of such Shares to vote each of the Shares of the Executive Shareholders (1) in favor of the Merger (as defined in the Offer to Purchase) and the Merger Agreement and the transactions contemplated thereby, (2) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal (as defined in the Offer to Purchase) and (3) against any amendment of the Company's articles of incorporation or bylaws or other proposal or transaction by the Company or any of its subsidiaries, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent, delay or nullify the Offer, the Merger, the Merger Agreement of any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of common stock or other voting securities of the Company. The Purchaser's right to purchase and vote the Shares is reflected in Rows 8 and 10 of each of the tables above. A copy of the Stockholders Agreement is attached hereto as Exhibit (2), and the Stockholders Agreement is described more fully in Section 11 of the Offer to Purchase dated July 13, 2001 (the "Offer to Purchase") attached hereto as Exhibit (1). A copy of the Merger Agreement is attached hereto as Exhibit (3).

     Item 1.  Security and Issuer.

     The issuer is Full Line Distributors, Inc., a Georgia corporation (the "Company"). The class of equity security to which this Statement relates is the common stock, no par value (the "Common Stock") of the Company. The name and address of the principal executive offices of the Company are Full Line Distributors, Inc., 1200 Airport Drive, Ball Ground, Georgia 30107.

     Item 2.  Identity and Background.

     (a) - (c) and (f) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

(i) FLD Acquisition Corp. ("Purchaser"), a Georgia corporation, by virtue of its deemed beneficial ownership of 2,606,595 shares of Common Stock (the "Subject Shares");

(ii) Broder Bros. Co. ("Broder Bros."), a Michigan corporation, by virtue of its deemed beneficial ownership of the Subject Shares;

(iii) Bain Capital Investors, LLC ("Bain Capital"), a Delaware limited liability company, by virtue of its deemed beneficial ownership of the Subject Shares, as a result of being the ultimate controlling stockholder of Broder Bros.;

(iv) Vincent Tyra ("Tyra"), by virtue of his deemed beneficial ownership of the Subject Shares; and

(v) Todd Turkin ("Turkin"), by virtue of his deemed beneficial ownership of the Shareholder Shares.

     The Purchaser is a wholly owned subsidiary of Broder Bros. Mr. Tyra is the Chief Executive Officer and a Director of Broder Bros. and Purchaser. Mr. Turkin is the President and Chief Operating Officer of Broder Bros. and Purchaser. Broder Bros. is a privately held company principally owned by investment funds controlled by Bain Capital. Information concerning the principal business and the address of the principal offices of Purchaser, Broder Bros. and Bain Capital is set forth in Section 8 ("Certain Information Concerning the Purchaser, Broder and Certain Affiliates") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, office or employment during the last five years and citizenship of the directors and executive officers of Purchaser, Broder Bros. and Bain Capital are set forth in Schedule I ("Directors and Executive Officers of the Purchaser, Broder and Bain Capital") to the Offer to Purchase and is incorporated herein by reference.

     Broder Bros., Purchaser, Bain Capital, Messrs. Tyra and Turkin are collectively referred to herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit (4) (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(a) under the Securities Exchange Act of 1934 (the "Act").

     Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information


                              Page 8 of 15 Pages
furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

     The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     Item 4.  Purpose of Transaction.

     (a) - (g) and (j) The information set forth in Section 11 ("The Merger Agreement; Other Arrangements") and Section 12 ("Purpose of the Offer; Plans for Full Line") of the Offer to Purchase is incorporated herein by reference.

     (h) and (i) The information set forth in Section 13 ("Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

     Item 5.  Interest in Securities of the Issuer.

     (a) - (c) The information set forth in the "Introduction", Section 8 ("Certain Information Concerning the Purchaser, Broder and Certain Affiliates") and Section 11 ("The Merger Agreement; Other Arrangements") of the Offer to Purchase is incorporated herein by reference. By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of, and Rule 13d-5(b) under, the Act. As a member of the group, each Reporting Persons may be deemed to share voting and dispositive power with respect to, and therefore, beneficially own, the shares beneficially owned by the members of the group as a whole. As of the date hereof, the Reporting Persons may be deemed to have acquired beneficial ownership of 2,606,595 Shares, or approximately 61.7% of the outstanding Shares based on 4,222,501 Shares outstanding based on the number of shares of Common Stock represented to be issued and outstanding as of July 5, 2001, by the Company in the Merger Agreement (as defined in the Offer to Purchase). Each of the Reporting Persons expressly disclaims beneficial ownership of those Shares held by any other members of such group.

     Prior to July 9, 2001, none of the Reporting Persons owned or was the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Shares. Upon the execution of the Stockholders Agreement, the Purchaser may be deemed to have acquired "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act), of the Subject Shares. In addition, pursuant to the Stockholders Agreement, the Purchaser may be deemed to have the shared power to vote the Subject Shares with respect to the matters set forth in the Stockholders Agreement. As of July 9, 2001, the Subject Shares totaled 2,606,595 and constituted approximately 61.7% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock


                              Page 9 of 15 Pages
represented to be issued and outstanding as of July 5, 2001, by the Company in the Merger Agreement).

     Broder Bros. Co. Pursuant to the Stockholders Agreement, Broder Bros. may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to the terms of the Stockholders Agreement and to have the shared power to vote the Subject Shares with respect to the matters set forth in the Stockholders Agreement.

     Bain Capital Investors, LLC. Bain Capital is the sole general partner of Bain Capital Partners VI, L.P., a Delaware limited partnership, which is the sole general partner of Bain Capital Fund VI, L.P., a Delaware limited partnership, is the managing general partner of BCIP Associates II, a Delaware general partnership, BCIP Trust Associates II, a Delaware general partnership, BCIP Associates II-B, a Delaware general partnership, BCIP Trust Associates II-B, a Delaware general partnership, BCIP Associates II-C, a Delaware general partnership and BCIP Trust Associates II-C, a Delaware general partnership, and is the attorney-in-fact with full power and authority to act, with respect to certain matters, for PEP Investments Pty Ltd., a New South Wales limited company, including the right to vote and dispose of securities owned by PEP Investments. The foregoing investment funds collectively own approximately 80% of the outstanding capital stock of Broder Bros. By virtue of this ownership, Bain Capital may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to the terms of the Stockholders Agreement and to have the shared power to vote the Subject Shares with respect to the matters set forth in the Stockholders Agreement.

     Vincent Tyra. Pursuant to the Stockholders Agreement, Tyra may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to the terms of the Stockholders Agreement and to have the shared power to vote the Subject Shares with respect to the matters set forth in the Stockholders Agreement.

     Todd Turkin. Pursuant to the Stockholders Agreement, Turkin may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to the terms of the Stockholders Agreement and to have the shared power to vote the Subject Shares with respect to the matters set forth in the Stockholders Agreement.

     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.

     The information set forth in "Introduction", Section 8 ("Certain Information Concerning the Purchaser, Broder and Certain Affiliates"), Section 10 ("Background of the Offer; Past Contacts or Negotiations with Full Line"),
Section 11 ("The Merger Agreement; Other Arrangements") and Section 12 ("Purpose of the Offer; Plans for Full Line") of the Offer to Purchase is incorporated herein by reference.

     Item 7.  Material to be filed as Exhibits.

     Exhibit (1) -  Offer to Purchase dated July 13, 2001.


                              Page 10 of 15 Pages

     Exhibit (2) -  Stockholders' Agreement, dated as of July 9, 2001, among
                    Broder Bros., Co., FLD Acquisition Corp. and certain shareholders of Full Line Distributors, Inc., incorporated by reference to Exhibit (d)(2) to Schedule TO, as filed with the Commission on July 13, 2001.

     Exhibit (3) -  Agreement and Plan of Merger, dated as of July 9, 2001, among Broder Bros., Co., FLD Acquisition Corp. and Full Line Distributors, Inc., incorporated by reference to Exhibit
                    (d)(1) to Schedule TO, as filed with the Commission on July 13, 2001.

     Exhibit (4) -  Joint Filing Agreement, dated July 13, 2001, among the
                    Reporting Persons.


                              Page 11 of 15 Pages

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: July 13, 2001           BRODER BROS., CO.

                              By:  /s/ VINCENT J. TYRA
                                 ---------------------------------------------

                              Its:               CEO
                                  --------------------------------------------


Date: July 13, 2001           FLD ACQUISITION CORP.

                              By:  /s/ VINCENT J. TYRA
                                 ---------------------------------------------

                              Its:                CEO
                                  --------------------------------------------



Date: July 13, 2001           BAIN CAPITAL INVESTORS, LLLC


                              By:  /s/ EDWARD CONARD
                                 ---------------------------------------------

                              Its:             Managing Director
                                  --------------------------------------------


Date: July 13, 2001           /s/  VINCENT TYRA
                              ------------------------------------------------
                              VINCENT TYRA


Date: July 13, 2001           /s/  TODD TURKIN
                              ------------------------------------------------
                              TODD TURKIN




                              Page 12 of 15 Pages

                                 EXHIBIT INDEX



Exhibit No.                               Exhibit Name
-----------      ---------------------------------------------------------------

    (1)          Offer to Purchase dated July 13, 2001.

    (2) Stockholders' Agreement, dated as of July 9, 2001, among Broder Bros., Co., FLD Acquisition Corp. and certain shareholders of Full Line Distributors, Inc., incorporated by reference to Exhibit (d)(2) to Schedule TO, as filed with the Commission on July 13, 2001.

    (3) Agreement and Plan of Merger, dated as of July 9, 2001, among Broder Bros., Co., FLD Acquisition Corp. and Full Line Distributors, Inc., incorporated by reference to Exhibit (d)(1) to Schedule TO, as filed with the Commission on July 13, 2001.

    (4)          Joint Filing Agreement, dated July 13, 2001, among the
                 Reporting Persons.




                              Page 13 of 15 Pages